SO 3-16-04

04001825

VF 3-4-04

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-35997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealer Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yankee Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 121
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Kresge — (631) 424-6900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Actis-Grande, Ronan & Company, LLC
(Name – *if individual, state last, first, middle name*)

30 Main Street, Suite 500	Danbury	CT	06810
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AN OATH OR AFFIRMATION

I, Richard F. Kresge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yankee Financial Group, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 4/7/07

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

YANKEE FINANCIAL GROUP, INC.

Financial Statements and Supporting Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

for the year ended December 31, 2003

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Shareholders:
Yankee Financial Group, Inc.

We have audited the accompanying statement of financial condition of Yankee Financial Group, Inc. as of December 31, 2003 and the related statements of operations, changes in shareholders' equity and accumulated deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Actis-Grande, Ronan & Company, LLC

February 23, 2004

YANKEE FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2003

ASSETS		
Cash and cash equivalents	$	14,148
Commissions receivable		297,696
Cash deposits with clearing organization		140,900
Prepaid expenses and deposits		29,214
Securities owned		82,114
Total assets	$	564,072
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	55,006
Commissions payable		220,991
Accrued settlement with former officer		104,000
Cash advances from principal shareholder		19,900
Total		399,897
Subordinated shareholder note payable		30,236
Common stock, no par value; authorized, 5,000 shares; issued and outstanding, 105 shares		133,444
Additional paid-in capital		608,228
Accumulated deficit		(607,733)
Total shareholders' equity		133,939
Total liabilities and shareholders' equity	$	564,072

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Operations
for the year ended December 31, 2003

Revenues:	
Commissions	$ 2,531,889
Interest income	1,212
Total revenues	2,533,101
Expenses:	
Operating expenses	2,510,943
Interest expense	(24,071)
Total expenses	2,486,872
Income from operations	46,229
Investment losses, net	(4,603)
Net income	$ 41,626

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Changes in Shareholders' Equity
and Accumulated Deficit
for the year ended December 31, 2003

	Common Stock		Additional Paid-in	
	Shares	Amount	Capital	Accumulated Deficit
Balance, December 31, 2002	105	$ 133,444	$ 608,228	$ (649,359)
Net loss				41,626
Balance, December 31, 2003	105	$ 133,444	$ 608,228	$ (607,733)

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Changes in Subordinated Liabilities
for the year ended December 31, 2003

Subordinated liabilities, beginning of period	$	30,236
Issuance of subordinated shareholder note payable		-
Subordinated liabilities, end of period	$	30,236

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Cash Flows
Representing Increases (Decreases) in Cash
for the year ended December 31, 2003

OPERATING ACTIVITIES:	
Net income	$ 41,626
Adjustments to reconcile net income to net cash used in operating activities:	
Net investment losses	4,603
Forgiveness of accrued interest on subordinated shareholder note	(23,199)
Changes in operating assets and liabilities:	
Commissions receivable	(197,377)
Cash deposits with clearing organization	54,174
Security deposits and other assets	(29,214)
Accounts payable and accrued expenses	(13,836)
Commissions payable	170,746
Accrued settlement with former officer	(26,000)
Net cash used in operating activities	(18,477)
INVESTING ACTIVITIES:	
Purchase of securities	(44,319)
Proceeds from sale of securities	54,470
Net cash provided by investing activities	10,151
FINANCING ACTIVITIES:	
Principal repayment of shareholder note	(3,959)
Cash advance from principal shareholder	10,000
Net cash provided from financing activities	6,041
Net decrease in cash and cash equivalents	(2,285)
Cash and cash equivalents, beginning of year	16,433
Cash and cash equivalents, end of year	$ 14,148

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Notes to Financial Statements

1. **Nature of Business**

Yankee Financial Group, Inc. (the "Company") is a broker-dealer whose operations are limited to those of an introducing broker.

2. **Summary of Significant Accounting Policies**

Revenue Recognition

Commission revenues and expenses relating to customer transactions are recorded on a settlement date basis.

Marketable Securities

Marketable securities are valued at market as determined by the latest bid price quoted by an independent national market maker. The resulting difference between cost and market is included in income. Securities transactions of the Company are recorded on a trade-date basis. Marketable securities at December 31, 2003 consisted of common stock and municipal bonds at a cost of $161,586 and current market value $82,114.

Office Furniture and Equipment

Depreciation is provided using the straight-line method over estimated useful lives of five years.

Income Taxes

The Company is taxed as an "S" Corporation. Accordingly, no provision is made for income taxes because these taxes are the responsibility of the individual shareholders.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Deposit with Clearing Organization

The Company maintains a good faith deposits in accordance with a clearing agreement with U.S. Clearing Corporation. At December 31, 2003, these deposits were held in interest bearing cash accounts at U.S. Clearing. The clearing agreement also requires that the Company maintain a broker's blanket bond policy in the face amount of $250,000.

4. Subordinated Shareholder Note Payable

The note is payable to the Company's President and principal shareholder. Interest is accrued at 12% per annum and is payable at maturity, together with principal, on July 1, 2006. The note is subordinated to the claims of the Company's general creditors and is considered part of capital for purposes of regulatory net capital requirements.

The shareholder agreed to forgive all accrued interest on this note in 2003.

5. Settlement with Former Officer

In January 2002, the Company agreed to an out-of-court settlement with a former officer with respect to unpaid commissions totaling $162,500. The Company paid $32,500 of this amount in 2002. The remaining balance is payable in five annual payments each in the amount of $26,000 through 2007.

6. Litigation and Contingencies

In 2003, three claims were asserted against the Company relating to alleged investment losses incurred by former clients while trading through the Company. The claims seek to recover actual and unspecified punitive damages and fees and are pending as of December 31, 2003. The Company is listed as a co-defendant on one of these claims. The Company believes that these claims are completely without merit and intends to vigorously defend its position. Outside counsel has advised that the outcome of these claims is not predictable as of December 31, 2003. Accordingly, no provision for estimated losses from these claims is reflected in the accompanying financial statements.

On August 12, 2003, the National Association of Securities Dealers Market Regulation Department filed a disciplinary complaint against the Company, its president and two former associates alleging that "high pressure boiler room sales tactics" were engaged in by certain salespersons in the Company's Brooklyn, New York branch office, now since closed, for several months in 2001 and 2002. The complaint does not allege that the Company's president engaged in these acts. In a September 2003 response to the complaint, the Company provided affirmative defenses with respect to these allegations and requested dismissal of the complaint. An evidentiary hearing is scheduled in April 2004.

Also, there is a Federal investigation underway of the activities of certain former salespersons of the former Brooklyn branch office. As of December 31, 2003, there is insufficient information to assess the likely outcome of this investigation.

7. Segregation Requirements

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

YANKEE FINANCIAL GROUP, INC.
Schedule of Computation of Aggregate Indebtedness and Net Capital
(Pursuant to Securities and Exchange Commission Rule 15c3-1)
as of December 31, 2003

Computation of Aggregate Indebtedness:		
Liabilities included in aggregate indebtedness:		
Commissions payable, accounts payable and accrued expenses	$	399,897
Computation of Net Capital:		
Credit items:		
Net worth:		
Common stock	$	133,444
Additional capital contributions		608,228
Accumulated deficit		(607,733)
Subordinated shareholder note payable		30,236
Debit items:		
Other assets		(40,108)
Net capital before haircut on securities owned		124,067
Haircut on securities owned:		
Other securities		(9,211)
Undue concentration		(1,380)
Net capital	$	113,476
Capital Requirements:		
Net capital required	$	26,660
Net capital in excess of requirement		86,816
Net capital as above	$	113,476
Ratio of aggregate indebtedness to net capital		3.52

There were no material differences between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, included in this audit report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2003.

Statement Regarding SEC Rule 15c3-3

December 31, 2003

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Directors and Shareholders
of Yankee Financial Group, Inc.:

In planning and performing our audit of the financial statements of Yankee Financial Group, Inc. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Yankee Financial Group, Inc. that we considered relevant to objectives stated in rule 17a-5(g)(1), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review procedures in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or any practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not maintain customer accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2003 financial statements and this report does not affect our report on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, as amended, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities of 1934, as amended, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 23, 2004